UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company (issuer))

MA ACQUISITION INC.

a wholly owned subsidiary of

MINERALS TECHNOLOGIES INC.

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Thomas J. Meek, Esq.

Senior Vice President, General Counsel, Human Resources, Secretary and Chief Compliance Officer

Minerals Technologies Inc.

622 Third Avenue

New York, New York 10017-6707

(212) 878-1800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Scott A. Barshay, Esq.

Andrew R. Thompson, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by MA Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Minerals Technologies Inc., a Delaware corporation (the “Company”), for all of the outstanding shares of common stock of AMCOL International Corporation, a Delaware corporation (“AMCOL”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 10, 2014, by and among the Company, Purchaser and AMCOL.

The tender offer referred to in this filing has not yet commenced. This filing, including the exhibit hereto, are for informational purposes only and they are neither an offer to purchase nor a solicitation of an offer to sell shares of AMCOL’s common stock. At the time any such tender offer is commenced, the Company will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and AMCOL will file a Solicitation/Recommendation Statement relating to such tender offer with the SEC. AMCOL’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that AMCOL’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of AMCOL will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

EXHIBIT INDEX

99.1	Investor Presentation published by the Company on March 18, 2014.